

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 9, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (415) 738-6501

Mr. A. William Stein, Chief Financial Officer
Digital Realty Trust, Inc.
560 Mission Street, Suite 2900
San Francisco, CA   94105

RE: Digital Realty Trust, Inc.
**File No. 001-32336
Form 10-K for the year ended December 31, 2008
Schedule 14A filed on April 6, 2009**

Dear Mr. Stein:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief